United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. (Address of registered executive offices) Av Barbacena, 1,219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 (Address of principal executive office) Telephone: +55 (31) 2138-7978 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Earnings Release May 2025 1Q 20 25 Inter by design

1Q25 Highlights

R$287mm net income Excl. Minorities Interest

12.9% ROE Excl. Minorities Interest

R$3.2bn gross revenue

R$43bn gross loan portfolio



Total Clients
26.3
27.8
29.4
30.4
31.7
33.3
34.9
36.1
37.7
Net Income Excl. Minority Interest
11
49
91
151
183
206
243
275
287
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
24
64
104
160
195
223
260
295
307
Net Income Incl. Minority Inter

Note: Definitions are in the Appendix section of this Earnings Release.

1

From Global CEO João Vitor Menin CEO Letter João Vitor Menin Inter&Co Global CEO 2 We are off to a strong start in 2025, delivering record numbers that showcase our ability to continue to grow while increasing profitability. Inter, by design, embodies the transformation of the banking industry in Brazil. From our focus on innovation and efficient digital distribution of financial products and services, to expanding benefits and lowering costs for all our clients, we are building trust and long-term relationships that will be mutually rewarding for years to come. In the first quarter of 2025, we reached 38 million clients in our ecosystem, with 21 million active users. We have added one million new active clients every quarter for the past two years. The scalability of our business model is proven, and we are increasingly integrating AI tools that allow us to continuously customize the client experience, boosting our activation and engagement rates. We are especially excited about the exceptional engagement with Pix, the significant uptake of our loyalty program Loop, and the record number of clients utilizing our credit products. Additionally, we are making progress with innovative loan offerings such as PIX Finance, Buy Now Pay Later, and new digital Private Payroll loans. We continue to deliver growth and profitability, reaching another record level of net income for a single quarter, with EBT of R$358 million—31% growth compared to 1Q24—and ROE of nearly 13%, vs. 9.2% in 1Q24. Other highlights include improvements in asset quality, with NPL decreasing to 4.1% from 4.8% in 1Q24, a result of our ongoing efforts to enhance underwriting standards and collection processes. While growth remains our primary driver, we remain focused on managing expenses as we work toward our 30% efficiency ratio north star. Our growth prospects for 2025 remain robust despite a challenging macro scenario. Our commitment to staying ahead of trends and proactively seizing growth opportunities keeps us confident that 2025 will be a landmark year in our 60/30/30 journey. As always, I am deeply grateful to all our dedicated employees, valued clients, strategic partners, and supportive shareholders. Thank you!

Strategic Update

Growth & Innovation

- Added 1 million net new active clients in the quarter reaching 37.7 million total clients
- Entered a new market with the launch of the Argentinian Global Account[1]

Activation & Engagement

- Strong focus on branding and early engagement, with an activation rate of 57.2%
- Reached a R$ 1.4 trillion run-rate TPV in 1Q25 and a Pix market share of ~8%

Loan Portfolio & Funding Franchise

- Private Payroll portfolio reached R$197 million just 10 days after launching
- Funding reached R$59 billion, up 35% YoY, with active clients holding ~R$2,000 in deposits[2]

NIM & Fees

- NIMs remain improving, growing 63 bps on a yearly comparison
- 13% YoY growth in net fees, driven by our Marketplace, which increased the net take rate by 100 bps.

Net Income & ROE

- Record R$287 million net income excluding minority interests
- Healthy ROE expansion to 12.9% excluding minority interest

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Cuenta Global de Inversión. Note 2: Sum of demand and time deposits divided by total active clients in the 1Q25.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
3

inter&co

Quarter Highlights

	1Q25	4Q24	1Q24	Variation % ΔQoQ	Variation % ΔYoY
Unit Economics					
Total Clients mm	**37.7**	36.1	31.7	+4.3%	+18.8%
Active Clients mm	**21.6**	20.6	17.4	+4.9%	+23.9%
Gross ARPAC R$	**50.0**	49.3	45.2	+1.5%	+10.8%
CTS R$	**13.1**	14.0	12.4	-6.0%	+6.2%
Income Statement					
Total Gross Revenue R$ mm	**3,162**	2,963	2,291	+6.7%	+38.0%
Net Revenue R$ mm	**1,838**	1,844	1,401	-0.4%	+31.2%
Earnings Before Tax R$ mm	**358**	340	274	+5.1%	+30.6%
Net Income R$ mm	**307**	295	195	+4.0%	+57.1%
Net Income Excl. Minority Int. R$ mm	**287**	275	183	+4.1%	+56.8%
Balance Sheet & Capital					
Funding R$ bn	**59.1**	55.1	43.8	+7.3%	+34.9%
Shareholders' Equity R$ bn	9.0	9.1	8.5	-0.7%	+5.6%
Basel Ratio %	14.7%	15.2%	20.3%	-0.5p.p.	-5.6p.p.
Volume KPIs					
Cards + PIX TPV R$ bn	**342**	364	257	-6.2%	+32.9%
GMV R$ mm	**1,282**	1,469	994	-12.7%	+29.1%
AuC R$ bn	**146**	141	95	+3.3%	+53.8%
Asset Quality					
NPL > 90 days %	**4.1%**	4.2%	4.8%	-0.1p.p.	-0.8p.p.
NPL 15-90 days %	**3.8%**	3.4%	4.4%	+0.3p.p.	-0.7p.p.
Coverage Ratio %	**143%**	136%	133%	+6.2p.p.	+9.9p.p.
Performance KPIs					
NIM 2.0 - IEP Only %	**8.8%**	8.7%	8.2%	+0.1p.p.	+0.6p.p.
Risk Adjusted NIM 2.0 - IEP Only %	**5.5%**	5.3%	4.8%	+0.2p.p.	+0.7p.p.
Cost of Funding % of CDI	**63.8%**	64.2%	61.9%	-0.4p.p.	+1.9p.p.
Fee Income Ratio %	**25.9%**	31.8%	29.2%	-5.9p.p.	-3.3p.p.
Efficiency Ratio %	**48.8%**	50.1%	47.7%	-1.3p.p.	+1.1p.p.
ROE %	**13.6%**	13.2%	9.7%	+0.4p.p.	+3.9p.p.
ROE Excl. Minority Int. %	**12.9%**	12.5%	9.2%	+0.4p.p.	+3.7p.p.

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
4

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Source: Banco do Brasil Pronampe weekly report and BNDES FGI. Unit Economics 4.2 MM Net new active clients LTM Client Growth & Engagement 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 21.6 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 1 .0 6 .0 1 1.0 1 6.0 2 1.0 2 6.0 3 1.0 3 6.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Active Clients YoYQoQ +4% +19% +5% +24% +35 bps +234 bps Total Clients In millions Business Accounts In thousands Business Clients & Inter Pag +23%YoY Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 57.2 % Activation rate 1,571 1,668 1,796 1,854 1,927 2,058 2,111 2,249 2,376 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 5 In 1Q25, we again added one million new active clients, bringing us to a total of 4.2 million new active clients within the last 12 months. Our activation rate edged up to 57.2% with continued enhancements in hyper-personalization and an updated onboarding process boosted by WhatsApp communication. Tailored offers allow us to better cross-sell and provide products to specific clusters, generating additional revenue and reducing churn. Business accounts increased by 23% YoY, representing 6% of total clients. With an activation rate of 80%, the growth in the segment offers many opportunities to increase cross-selling, especially into secured working capital credit products such as “FGI PEAC” and “Pronampe”. We currently rank in the top 15 and 10 underwriters of these products, respectively, leading among the digital banks1. We have personalized the homepage based on each client’s interactions with Babi, our customer service chatbot, increasing conversion. Location features also help us target clients at the right moment with appropriate services. For example, while traveling, we can offer Global Account products, travel insurance, and gift cards through Intershop. For 2Q25, we are launching a new marketing campaign to continue to increase our brand awareness in addition to targeting credit products such as Pix Finance and the new Private Payroll loan.

Unit Economics

inter&co

Client Journey

Technology is the bedrock of our financial super app that handles millions of daily transactions. We have reached a record of 18 million logins per day, which reflects how Inter is continually becoming our clients' primary digital bank. It also demonstrates that our platform design is effective in driving daily engagement.

We have also continued to expand our AI capabilities, growing from 80 to 185 models in one year. These AI models empower us to provide hyper-personalized services and insights that help us meet our clients' needs.

We now store 33 petabytes of data, up from 25 petabytes in 2024. This vast amount of data is crucial for driving analytics, improving our credit underwriting, marketing campaigns, marketing, and making strategic business decisions.

~18mm logins per day
vs. 15 mm in 2024[1]

185 AI models at scale
vs. 80 in 2024[4]

33pb data lake
vs. 25 pb in 2024[5]

~10k daily interactions at Forum[3]


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Note 1: The login volume used in this calculation was based on the average between April 1st, 2025 and April 30th, 2025 for 2025 and between May 5th, 2024 and May 10th, 2024 for 2024. Note 2: Based on the average between April 1st, 2025 and April 30th, 2025. Note 3: Based on the average between April 1st, 2025 and April 30th, 2025. Note 4: Internal models used across Inter&Co's teams and processes, as of April 30th, 2025. Note 5: Stored data in AWS servers. As of April 30th, 2025.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

6

Unit Economics Client Monetization Net ARPAC By Cohort In R$, monthly ARPAC and CTS Evolution In R$, monthly Note: Definitions are in the Appendix section of this Earnings Release. Gross ARPAC By Cohort In R$, monthly 13.6 16.0 16.9 17.1 17.8 18.1 18.7 19.6 18.2 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 31.4 15.2 13.7 13.7 13.1 12.4 12.3 13.8 14.0 13.1 45.9 46.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Margin per Active C lient (Net of In terest Expenses) Net ARPAC Cost to Serve Gross ARPAC Quarters of Relationship 1Q25 1Q18 R$50 Avg. Gross ARPAC R$116 Mature Gross ARPAC Quarters of Relationship R$83 Mature Net ARPAC 0 10 20 30 40 50 60 70 80 1 5 9 13 17 21 25 29 1Q25 1Q18 R$31 Avg. Net ARPAC Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 0 10 20 30 40 50 60 70 80 90 100 110 120 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 7 Net ARPAC of R$31.4 in 1Q25 was impacted by seasonal effects and the deferral of credit-linked fee revenues due to the new CMN resolution No 4966/2021. We expect Net ARPAC to resume growth in the 2Q25 as credit penetration continues to increase and the deferral fee impact begins to dissipate. On the other hand, our efforts to optimize operations and streamline expenses have allowed us to achieve higher levels of efficiency, decreasing our CTS to R$13.1, a 6% QoQ improvement. In examining cohorts, we observed acceleration in revenue in both new and older cohorts. We surpassed R$116 gross ARPAC in mature cohorts, demonstrating the sustainable long-term relationship we are building with our clients.

Total inc. Anticip. Of C.C. Rec. 42,595 41,183 32,144 +3.4% +32.5% 1.86 1.83 1.83 1.89 1.85 1.94 1.95 2.00 1.97 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 2 .05 Loan Portfolio Loan Portfolio Mortgage6 Payroll + Personal3 SMBs2 Credit Card Total FGTS Anticip. of CC Receiv. Home Equity4 R$ millions Note 1: Total gross loan portfolio divided by total active clients. Note 2: SMB includes Agribusiness loans. Note 3: Payroll + Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note 4: Home Equity includes both business and individuals’ portfolio. Note 5: Mortgage Loans in US market. Nota 6: Excluding Home Equity and US Mortgage Loans. 1Q25 4Q24 1Q24 ∆QoQ ∆YoY Gross Loan Portfolio Real Estate 12,200 11,250 9,124 +8.4% +33.7% Home Equity 3,596 3,444 2,487 +4.4% +44.6% US Mortgage 1,305 1,080 332 +20.8% +292.6% Mortgage 8,604 7,806 6,637 +10.2% +29.6% Personal 8,908 8,237 7,438 +8.1% +19.8% FGTS 3,360 3,032 2,356 +10.8% +42.6% Personal excluding FGTS 5,548 5,205 5,082 +6.6% +9.2% SMBs 3,750 3,969 3,377 -5.5% +11.1% Credit Cards 12,252 11,800 10,112 +3.8% +21.2% Agribusiness 285 341 808 -16.2% -64.7% Total 37,395 35,596 30,859 +5.1% +21.2% Anticip. Of C.C. Receivables 5,200 5,587 1,285 -6.9% +304.6% Variation % Gross Loan Portfolio In R$ billions Loans per Active Client1 Total Excl. Anticip. Of CC Receiv. 4.9; 20% 5.2; 20% 5.5; 19% 6.3; 20% 6.3; 20% 6.4; 18% 6.5; 17% 6.7; 16% 7.3; 17% 0.5; 8% 0.7; 8% 1.1; 8% 1.3; 8% 1.7; 7% 1.8; 7% 2.0; 7% 2.3; 7% 2.5; 8% 2.8; 8% 3.1; 8% 3.4; 8% 3.6; 8% 5.0; 20% 5.2; 20% 5.0; 18% 5.2; 17% 5.1; 16% 5.0; 14% 5.1; 13% 5.2; 13% 5.5; 13% 1.1; 4% 1.3; 5% 1.6; 6% 1.9; 6% 2.4; 7% 2.6; 7% 2.9; 8% 3.0; 7% 3.4; 8% 7.3; 29% 7.7; 29% 8.7; 31% 9.5; 30% 10.1; 31% 10.5; 29% 10.8; 28% 11.8; 29% 12.3; 29% 3.9; 15% 3.9; 15% 4.2; 15% 4.6; 15% 4.2; 13% 5.2; 15% 4.7; 12% 4.3; 10% 4.0; 9% 23.8 25.1 27.0 29.8 30.9 33.0 33.7 35.6 37.4 1.3; 5% 1.3; 5% 1.2; 4% 1.2; 4% 1.3; 4% 2.7; 8% 4.4; 11% 5.6; 14% 5.2; 12% 25.1 26.5 28.3 31.0 32.1 35.7 38.1 41.2 42.6 - 5 .0 1 0. 0 1 5. 0 2 0 .0 2 5. 0 3 0 .0 3 5. 0 4 0 .0 4 5. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 US Mortgage5 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 8 33.431.3 29.027.826.725.2 22.821.220.0 Total Excl. Anticip. Of CC Receiv. and SMBs Our gross loan portfolio increased by 33% YoY, more than three times higher than the Brazilian market growth rate in the same period, gaining share across multiple products, especially in FGTS and Home Equity. We launched Private Payroll loans late March and reached R$197 million portfolio in just 10 days. With our 100% digital approach, this product offers significant opportunity and is a perfect fit with our business model: digital, low-cost distribution, scalable and collateralized, with little to no overlap with other credit products we currently offer. The personal loan portfolio also increased with the revamp of our digital public payroll loan offer. Underwriting grew 72% YoY with the launch of the 100% digital offer and portability. The new digital format has also benefited our repricing strategy, facilitating the refinancing of the existing legacy portfolio. Despite being a seasonally weaker quarter, the Consumer Finance 2.0 portfolio, which includes Pix Financing, BNPL, and Overdraft, reached R$920 million, a 30% growth QoQ, as we continue to scale up the new lines in our platform, for example: 8% of Intershop GMV was converted into BNPL operations during the 1Q25.

Loan Portfolio

inter&co

Portfolio Growth

Our top-performing credit products, FGTS and Home Equity loans, have experienced remarkable growth and continued to gain both market share and prominence in our loan mix.

In 1Q25, Home Equity grew 45% and FGTS 43% when compared to 1Q24. Mortgage also had strong performance, growing 16% YoY.

1Q25 Gross Loan Portfolio Growth and Balance
In % YoY and in R$ billions


YoY Growth
Portfolio Size
Brazilian Market Growth
45%
R$ 3.6 Bn
Δ +1.1 bn
43%
R$ 3.4 Bn
Δ +1.0 bn
25%
19%
21%
R$ 12.3 Bn
Δ +2.2 bn
14%
16%
R$ 7.3 Bn
Δ +1.0 bn
13%
9%
9%
R$ 5.5 Bn
Δ +0.4 bn
9%
-4%
R$ 4.0 Bn
Δ -0.2 bn
Total Portfolio Growth
33%
Market Growth
10%
Loan
RWA Weight
Home Equity1,7
30%-40%
FGTS6
50%-60%
Credit Card5
60%-75%
Mortgage3,5
30%-40%
Payroll + Personal2,5
50%-75%
SMB5
80%-70%

Note: Definitions are in the Glossary section of this Earnings Release. Note 1: Home Equity includes both business and individuals' portfolio. Note 2: Payroll + Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note3: Excluding Home Equity Loans. Note 4: Only Home Equity individuals' portfolio. Note 5: Includes Agribusiness loans. Data from Banco Central do brasil. Note 6: Total FGTS portfolio estimated by multiplying Inter's share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 1Q25 by Inter's March/2025 FGTS loans portfolio. Note 7: Market data from ABECIP.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

9

Asset Quality

inter&co

NPLs

The 1Q25 asset quality metrics showed further improvement, demonstrating our progress in building a resilient portfolio that is highly collateralized and diversified. Even during a quarter seasonally marked by lower liquidity and consequent higher default rates, we sustained ongoing improvements in our credit quality, a result of enhanced underwriting capabilities and collection process.

The NPL ratio over 90 days demonstrated consistent improvement, decreasing by 15 bps during the quarter and 76 bps YoY. NPL formation remained stable at 1.2%, a decrease of 31 bps over the last 12 months. Main improvements came from the credit card portfolio and the new cohorts' performance.

Since 3Q24, Stage 3 formation was impacted to converge with CMN Resolution No. 4966/2021, which establishes a minimum cure period for renegotiated portfolios that must remain in Stage 3. Renegotiations after 3Q24 have moved to Stage 3, while the older ones remained in Stage 2, thus explaining the gap between stage 3 and NPL formation since then.

NPLs[1]

In %


4.1% 4.4% 4.7% 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1%
4.1% 4.3% 4.2% 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25
NPL > 90 days
NPL 15 to 90 days

NPL and Stage 3 Formation

In %


Start to converge to Resolution 4,966
1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7%
1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25
NPL Formation
Estage 3 Formation

Cost of Risk[2]

In %


4.0% 5.1% 5.6% 5.5% 4.8% 4.9% 4.7% 4.9% 4.8% 4.6%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

Credit Cards NPL 90 days per cohort[3]

In %


4Q24
4Q21
3 4 5 6 7 8 9 10 11 12
Months of Relationship

Coverage Ratio[4]

In %


135% 134% 133% 132% 134% 133% 130% 130% 136% 143%
4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 3: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 4: Considering "Provision for expected credit losses on loan commitments".

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

10

11.0; 33% 11.7; 33% 12.3; 31% 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 11.7; 35% 13.0; 36% 15.1; 38% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 6.6; 20% 7.0; 20% 7.5; 19% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 4.2; 13% 3.9; 11% 4.7; 12% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 33.5 35.7 39.6 43.5 43.8 47.8 50.3 55.1 59.1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Funding Deposits Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Loans to deposits ratio considers total gross loan portfolio divided by total deposits. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 4: Excluding Conta com Pontos balance. Note 5: Includes Conta com Pontos correspondent balance and demand deposits. Note 6: Based on the earnings reports of peers and other market players Funding & Funding per Active Clients In R$ billions & in R$ thousand Cost of Funding In %, annualized 1.68 1.71 1.77 1.87 1.77 1.85 1.90 1.98 1.93 1 .60 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 75% 74% 71% 71% 73% 75% 76% 75% 72% 7 0% 7 2% 7 4% 7 6% 7 8% 8 0% 1 2 3 4 5 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 0. 0% 10. 0% 20 .0% 30 .0% 40 .0% 50 .0% 60 .0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 QoQ YoY -0.4 p.p. +1.9 p.p. Cost of Funding as % of CDI +1.1 p.p. +1.3 p.p. Average CDI Rate +1.8 p.p. +1.7 p.p. Cost of Funding Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update QoQ YoY -3% +9% Deposits per Active Client -2.7 p.p. -1.3 p.p. Loans to Deposits Ratio +7% +35% Total +51% +43% Other +8% +30% Securities Issued +9% +48% Time Deposits -6% +19% Transactional Deposits 11 Our platform had another strong quarter of funding growth, surpassing R$59 billion in total deposits, a 35% increase YoY. Growth was driven primarily by time deposits, which increased almost 50%. The 1Q’s are typically characterized by lower liquidity in the system, which explains the decrease in transactional deposits compared to the previous quarter. Our active clients have an average of approximately R$2,000 in deposits, a strong indicator of their use of Inter as their main financial institution for daily transactions. Our all-in cost of funding stood at 63.8% of CDI in the quarter, continuing to be an industry leading indicator among Brazilian banks and fintechs6. Nominal cost of funding increased in 1Q25 due to a higher Selic rate as a result of the tightening monetary cycle.

Financial Performance

inter&co

Revenue

Our diverse revenue mix is one of our key strengths, allowing us to remain resilient in a challenging macroeconomic scenario.

In 1Q25, we achieved R$3.2 billion in total gross revenue and R$1.8 billion in net revenue, a YoY growth of 38% and 31%, respectively. Strong performance in net interest income was primarily driven by ongoing repricing and new liquidity allocation.

The growth in fee revenues was affected by seasonal trends during the quarter, particularly due to decreases in TPV and GMV as well as mentioned changes from the CMN Resolution No. 4966/2021.

R$3.2 bn
Gross Revenue

R$1.8bn
Net Revenue


Revenue
In R$ millions
QoQ
YoY
+7% +38% Total Gross Revenue
-0.3% +31% Total Net Revenue
-19% +16% Net Fee Revenue
+8% +37% Net Interest Income
1Q23: 1,800; 1,024; 298 29%; 726 71%
2Q23: 1,939; 1,150; 322 28%; 828 72%
3Q23: 2,143; 1,265; 420 33%; 845 67%
4Q23: 2,197; 1,313; 416 32%; 897 68%
1Q24: 2,291; 1,401; 409 29%; 992 71%
2Q24: 2,404; 1,479; 437 30%; 1,042 70%
3Q24: 2,684; 1,676; 512 31%; 1,164 69%
4Q24: 2,963; 1,844; 586 32%; 1,258 68%
1Q25: 3,162; 1,838; 475 26%; 1,363 74%

R$ millions

	1Q25	4Q24	1Q24	Variation % ΔQoQ	Variation % ΔYoY
Total Revenues					
Interest income incl. loan hedge results	**1,739**	1,611	1,286	+7.9%	+35.2%
Income from securities, derivatives and FX excl. loan hedge results	**803**	588	468	+36.5%	+71.5%
Revenues from services and commissions	**564**	653	468	-8.8%	+17.9%
Other revenues	**56**	111	68	-49.5%	-17.8%
Total gross revenue	**3,162**	**2,963**	**2,291**	+6.7%	+38.0%
Interest expenses	**(1,179)**	(941)	(762)	+25.3%	+54.7%
Expenses from services and commissions	**(41)**	(39)	(34)	+5.2%	+20.0%
Cashback expenses	**(68)**	(102)	(63)	-33.1%	+7.5%
Inter Loop	**(36)**	(37)	(30)	-2.9%	+19.6%
Total net revenue	**1,838**	**1,844**	**1,401**	-0.4%	+31.2%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
12

Financial Performance

inter&co

NIM

Our NIMs continue the expansion path observed in previous quarters, driven by ongoing improvements in our credit origination mix, improved client targeting, and enhanced capital allocation, both in credit and securities.

As a result, we achieved record levels both on NIM and risk-adjusted NIM, showing consistent growth.

8.8 % NIM 2.0

5.5% NIM 2.0 Risk-Adjusted

It is important to highlight that we have changed the NIM methodology to better capture our financial performance. We included cash and cash equivalents and compulsory deposits in Brazil's Central Bank and excluded interbank deposits. With this updated methodology, we aim to provide clearer insights into our NIM and continuously improve our financial reporting.

NIM[1,2]
In %



NIM 2.0
All-in NIM 1.0
NIM 2.0 Risk-Adjusted
NIM 1.0 Risk-Adjusted
1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25
NIM 2.0: 7.8% 8.6% 8.1% 7.9% 8.2% 8.2% 8.7% 8.7% 8.8%
All-in NIM 1.0: 6.8% 7.4% 7.1% 6.8% 7.1% 7.1% 7.5% 7.6% 7.7%
NIM 2.0 Risk-Adjusted: 4.0% 4.4% 4.2% 4.5% 4.8% 4.9% 5.2% 5.3% 5.5%
NIM 1.0 Risk-Adjusted: 3.5% 3.9% 3.7% 3.9% 4.2% 4.2% 4.5% 4.6% 4.8%

Note: Definitions are in the Appendix section of this Earnings Release. Note 1: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Note 2: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 13

Financial Performance

inter&co

Expenses

We have made strategic investments in marketing and personnel to strengthen our market presence and enhance client engagement. Marketing and personnel expenses increased 74% and 23% respectively YoY but decreased 16% and 17% QoQ, demonstrating our commitment to control costs.

We are also actively investing in technology, focusing on process optimization, automation, and providing a seamless experience for our clients. As a result, our data processing expenses have increased.

Expenses Breakdown
In R$ millions



596
575
614
628
628
660
787
841
831
102; 17%
20; 3%
301; 51%
172; 29%
103; 18%
21; 4%
265; 46%
186;...
143; 23%
22; 4%
239; 39%
211; 34%
132; 21%
30; 5%
243; 39%
221; 35%
128; 20%
34; 5%
275; 44%
190;...
151; 23%
49; 7%
256; 39%
204; 31%
106; 14%
81; 10%
340; 43%
259; 33%
135; 16%
71; 8%
351; 42%
284; 34%
147; 18%
59; 7%
389; 47%
235; 28%
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
QoQ
YoY
-1%
+32%
Total
+9%
+15%
Other 2
-16%
+74%
Advertisement and marketing
+11%
+42%
Data processing and other 3
-17%
+23%
Personnel 4

Efficiency

Our efforts to optimize operations and streamline expenses have allowed us to achieve higher level of efficiency in our day-to-day activities, decreasing our CTS to R$13.1, a 6% improvement in the quarter.

Cost-to-Serve
In R$, monthly



15.2
13.7
13.7
13.1
12.4
12.3
13.8
14.0
13.1
-6% QoQ
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". Note 2: Others = rent, condominium fee and property maintenance; provisions for contingencies and D&A. Note 3: Data processing, information technology, third party and financial system services. Note 4: Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board).

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

14

Financial Performance Efficiency Efficiency Ratio In % 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.2% 50.1% 48.8% 18.0% 17.3% 18.0% 18.1% 14.5% 14.8% 16.5% 16.9% 13.8% 44.3% 36.1% 34.4% 33.2% 33.3% 33.1% 33.7% 33.2% 35.0% 0 0 .1 0 .2 0 .3 0 .4 0 .5 0 .6 0 .7 0 .8 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Total Personnel Eff. Ratio Administrative Eff. Ratio 113 123 128 138 144 163 176 178 100 97 103 105 105 111 132 141 139 7 0 10 0 13 0 16 0 19 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Net Revenue (- Tax Expenses) SG&A Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Total net revenue minus tax expenses. R$ millions 1Q25 4Q24 1Q24 ∆QoQ ∆YoY Total expenses (830) (841) (627) -1.2% +32.3% Personnel expenses (235) (284) (190) -17.3% +23.3% Depreciation and amortization (67) (61) (42) +11.4% +61.0% Administrative expenses (528) (496) (395) +6.5% +33.6% Total net revenues 1,702 1,677 1,315 +1.5% +29.4% Net interest income and income from securities, derivatives and FX 1,363 1,258 992 +8.3% +37.3% Net result from services and commissions 419 475 340 -11.8% +23.2% Other revenues 56 111 68 -49.5% -17.8% Tax expenses (136) (168) (86) -18.8% +57.6% Efficiency Ratio 48.8% 50.1% 47.7% -1.3 p.p. +1.1 p.p. Personnel Efficiency Ratio 13.8% 16.9% 14.5% -3.1 p.p. -0.7 p.p. Administrative Efficiency Ratio 35.0% 33.2% 33.3% +1.8 p.p. +1.7 p.p. Variation % Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update Revenue vs. Expenses1 In %, index in a 100 basis 15 We have continued to enhance the gap between the growth rates of net revenue and expenses, resulting in an efficiency level of 48.8% in the 1Q25. This quarter’s performance highlights our focus on continuously identifying efficiency improvements to optimize operational leverage.

Financial Performance

inter&co

Net Income

In the third year of the 60/30/30 plan, we concluded the first quarter with a record net income of R$287 million, excluding minority interests, a 12.9% annualized ROE.

These outcomes reflect our dedication, focus, and ability to effectively implement our strategic plan, yielding consistent results.

We remain committed to driving innovation, delivering best-in-class products and services to our clients, value to our shareholders, and continuously pursuing new growth opportunities.

R$287 mm
Net Income Excl. Min. Int.

12.9%
ROE Excl. Min. Int.


Net Income & ROE
In R$ millions & In %
ROE
Excluding Minority Interest
Net Income
Excluding Minority Interest
0.7%
2.7%
5.0%
8.2%
9.2%
9.8%
11.3%
12.5%
12.9%
11
49
91
151
183
206
243
275
287
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25
Net Income	24	64	104	160	195	223	260	295	307
ROE	1.4%	3.6%	5.7%	8.5%	9.7%	10.4%	11.9%	13.2%	13.6%

Note: Definitions are in the Appendix section of this Earnings Release.

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
16

1Q25 4Q24 1Q24 ∆QoQ ∆YoY Basel Ratio Reference Equity - Tier I (RE) 5,523 5,262 5,853 +5.0% -5.6% Risk-Weighted Asset (RWA) 37,584 34,642 28,866 +8.5% +30.2% Capital Requirement 6,953 6,409 5,340 +8.5% +30.2% Margin on Capital Requirements 7,100 6,887 8,675 +3.1% -18.2% Basel Ratio (RE/RWA) 14.7% 15.2% 20.3% -0.5 p.p. -5.6 p.p. Variation % Capital Ratio Capital Ratio One of our key competitive advantages is our robust capital base. To sustain this advantage over time, we have established an ROE-driven underwriting framework based on the return on allocated capital. To further optimize our capital structure, we have focused on increasing our capital base at the holding level. In 1Q25 the excess capital at the holding level reached R$1.3 billion. At the banking level (Banco Inter S.A.) the Basel ratio decreased to 14.7%, primarily due to growth in the credit portfolio. On April 30, Banco Inter S.A. successfully issued R$500 million in Subordinated Financial Bills, which will compose the Additional Capital of Banco Inter’s Reference Equity (Tier II). We estimate an impact of 1 p.p. on its Basel Ratio3, into 2Q25. Reference Equity In R$ billions Gross Loan Portfolio Growth QoQ Basel Ratio RWA Growth QoQ RWA & Basel Ratio In R$ millions & in % Basel Ratio – Banco Inter S.A.4 In % Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Basel Ratio of 10.5%. Note 3: Based on the the capital base of March 31, 2025. Not 4: Pending Central Bank of Brazil approval. 20.3% 19.3% 17.0% 15.2% 14.7% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 1Q24 2Q24 3Q24 4Q24 1Q25 8% 6% 7% 6% 8% 4% 11% 7% 8% 3% 0% 2% 4% 6% 8% 10% 12% 3.9 3.9 1.6 1.6 1.3 5.5 6.8 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +24% Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 17

8.6 9.2 10.3 11.7 11.9 12.3 12.9 14.1 13.8 9.9 10.4 10.9 12.2 11.3 12.0 12.6 13.7 13.2 163 177 198 230 234 266 294 337 315 181 197 219 253 257 290 320 364 342 - 10 .0 2 0. 0 3 0. 0 4 0. 0 5 0. 0 6 0. 0 7 0. 0 8 0. 0 9 0. 0 10 0. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Business Verticals Our Ecosystem BANKING & SPENDING SHOPPING INVESTMENTS INSURANCE GLOBALCREDIT LOYALTY Cards + Pix TPV Gross Loan Portfolio GMV AuC Strong AuC growth Active Contracts High margin business Global Clients Brazilian clients as main focus Clients Attractive new revenue stream Banking Debit Credit Pix Total Cards + Pix TPV In R$ billions 7.300,35 Our financial super app offers an integrated digital experience with a comprehensive suite of commercial and financial products. We continue to focus on enhancing our platform to meet our clients’ needs and improving the customer experience. Note: Definitions are in the Appendix section of this Earnings Release. +33% YoY 8.0mm 4.1mm 12.4mm342bnR$ 42.6bnR$ 1.3bnR$ 146bnR$ Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update 18 We recorded R$342 billion in transactions through Pix, debit, and credit cards from our customers. Notably, the majority of these transactions were processed via Pix, totaling R$315 billion in volume for the quarter. The 1Q is marked by seasonality, which we typically see lower liquidity and transaction volumes.

Business Verticals Loyalty Shopping Investments Insurance Global Active Contracts & Sales In millions & in thousands Active Clients & GMV In millions & in % Active Clients & AuC In millions & in R$ billions Loyalty Clients In millions Note: Definitions are in the Appendix section of this Earnings Release. Note 1: Operations that occur 100% inside our financial super app, from the initial entry point to the final outcome. 2: Cuenta Global de Inversión. GMV Active Clients Active Clients AuC Policies Sold Active Contracts 459 1,389 2.9 4.1 - 1.0 - 1 .0 2 .0 3 .0 4 .0 - 5 0 0 1 ,0 0 1 ,5 0 2 ,0 0 0 2 ,5 0 1Q24 1Q25 404 3,542 1.9 8.0 -3. 0 -1.0 1. 0 3.0 5.0 7.0 9.0 - 1 ,0 0 2 ,0 0 3 ,0 0 4 ,0 0 5 ,0 0 6 ,0 0 1Q24 1Q25 95 1465.3 7.2 3 0 .0 5 0 .0 7 0. 0 9 0 .0 1 10 .0 1 30 .0 1 50 .0 1 70 .0 1 90 .0 1Q24 1Q25 1.0 1.3 3.0 3.5 - 0 .5 1 .0 1 .5 2 .0 1Q24 1Q25 6.6 12.4 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 1Q24 1Q25 Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update AuC & Deposits Clients 19 Clients & AuC & Deposits in USD In millions & USD millions We had another record-breaking growth in Insurance, across all financial and operational metrics. Our active contract reached 8.0 million, four times larger than 1Q24. Our leadership position in the market is a result of our diversified portfolio, integrated experience, scale, and profitability. Our Global Account business reached 4.1 million clients and nearly USD$ 1.4 billion in AuC. We also announced the new partnership in Argentina with Grupo Bind, which will allow us to offer our Global Account product to Argentinians in an asset-light manner, offering our product “Global Account” as a service through Grupo Bind’s infrastructure2. We reached 3.5 million active clients in our Marketplace, , generating a GMV of R$1.3 billion, representing 29% growth YoY. We are actively reaccelerating our GMV by increasing cashback as a strategic initiative to offer BNPL services to Shopping clients. In 1Q25, nearly 8% of the on-us operations’ GMV1 was converted to BNPL transactions. In 1Q25, we reached over R$146 billion in AuC and added approximately 2 million active clients in the last twelve months, achieving 7.2 million active investments clients. This growth demonstrates our ability to provide value-added services and ensure a seamless and engaging experience for our clients. Loop surpassed 12 million clients in 1Q25, which means the number of clients engaging with our loyalty program increased 87% YoY. This demonstrates our ability to successfully influence client behavior and foster engagement across verticals.

Appendix

inter&co

Balance Sheet

R$ millions

Balance Sheet	03/31/2025	12/31/2024	03/31/2024	Variation % ΔQoQ	Variation % ΔYoY
Assets					
Cash and cash equivalents	1,459	1,108	2,830	+31.6%	-48.5%
Amounts due from financial institutions	6,595	6,195	4,051	+6.5%	+62.8%
Compulsory deposits	5,648	5,285	2,926	+6.9%	+93.1%
Securities	24,700	23,900	18,167	+3.4%	+36.0%
Derivative financial instruments	8	1	7	+1350.4%	+10.4%
Net loans and advances to customers	35,092	33,327	28,827	+5.3%	+21.7%
Non-current assets held-for-sale	258	235	174	+9.8%	+48.3%
Equity accounted investees	10	10	90	+0.0%	-88.4%
Property and equipment	359	370	187	-2.9%	+92.0%
Intangible assets	1,926	1,836	1,596	+4.9%	+20.7%
Deferred tax assets	1,849	1,705	1,082	+8.4%	+70.9%
Other assets	2,654	2,486	2,609	+6.8%	+1.7%
Total assets	**80,559**	**76,458**	**62,547**	**+5.4%**	**+28.8%**
Liabilities					
Liabilities with financial institutions	13,808	11,320	10,483	+22.0%	+31.7%
Liabilities with clients	43,648	42,803	32,643	+2.0%	+33.7%
Securities issued	10,698	9,890	8,249	+8.2%	+29.7%
Derivative financial liabilities	6	70	14	-91.6%	-57.8%
Other liabilities	2,195	2,386	1,957	-8.0%	+12.2%
Total Liabilities	**71,546**	**67,386**	**54,008**	**+6.2%**	**+32.5%**
Equity					
Total shareholder's equity of controlling shareholders	8,901	8,895	8,392	+0.1%	+6.1%
Non-controlling interest	112	177	146	-36.6%	-23.1%
Total shareholder's equity	**9,013**	**9,072**	**8,538**	**-0.7%**	**+5.6%**
Total liabilities and shareholder's equity	**80,559**	**76,458**	**62,547**	+5.4%	+28.8%

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
20

Appendix

inter&co

Income Statement

R$ millions

Income Statement	1Q25	4Q24	1Q24	Variation % ΔQoQ	Variation % ΔYoY
Interest income from loans	1,807	1,337	1,218	+35.1%	+48.4%
Interest expenses	(1,179)	(941)	(762)	+25.3%	+54.7%
Income from securities and derivatives and FX	735	862	537	-14.8%	+36.8%
Net interest income and income from securities, derivatives and FX	**1,363**	**1,258**	**992**	**+8.3%**	**+37.3%**
Revenues from services and commissions	460	514	374	-10.5%	+22.9%
Expenses from services and commissions	(41)	(39)	(34)	+5.2%	+20.0%
Other revenues	56	111	68	-49.5%	-17.8%
Revenue	**1,838**	**1,844**	**1,401**	**-0.4%**	**+31.2%**
Impairment losses on financial assets	(514)	(496)	(411)	+3.6%	+25.0%
Net result of losses	**1,324**	**1,349**	**990**	**-1.8%**	**+33.8%**
Administrative expenses	(528)	(496)	(395)	+6.5%	+33.6%
Personnel expenses	(235)	(284)	(190)	-17.3%	+23.3%
Tax expenses	(136)	(168)	(86)	-18.8%	+57.6%
Depreciation and amortization	(67)	(61)	(42)	+11.4%	+61.0%
Income from equity interests in affiliates	-	0	(2)	N/M	N/M
Profit / (loss) before income tax	**358**	**340**	**274**	**+5.1%**	**+30.6%**
Income tax and social contribution	(51)	(45)	(79)	+12.0%	-35.3%
Profit / (loss)	**307**	**295**	**195**	**+4.0%**	**+57.1%**
Net income excluding minority	**287**	**275**	**183**	**+4.1%**	**+56.8%**

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix 21

Appendix Non-IFRS measures and KPIs Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies e!ective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative e!ciency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non- interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. 22Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update

Appendix

inter&co

Non-IFRS measures and KPIs

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Basel ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Card+PIX TPV:

PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:

Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Certificates of agricultural} \\ \text{receivables + Certificates of real estate receivables + Debenture (Fair value through other comprehensive income) + Rural} \\ \text{product bill + Debentures (Amortized cost) + Investment fund quotas + Certificates of real estate receivables +} \\ \text{Debentures + Bank deposit certificates + Certificates of agricultural receivables + Agribusiness credit bills} \\ \text{+ Commercial promissory notes + Real estate credit bills (Fair value through profit or loss)}\end{array}}$$

Cost-to-serve (CTS):

$$\frac{\text{(Personnel Expense + Administrative Expenses + Depreciation and Amortization)} \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss + Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
23

Appendix

inter&co

Non-IFRS measures and KPIs

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

$$\text{Interest Income} + \text{Interest Expenses} + \text{Income from securities} + \text{Income from derivatives}$$

Net revenue:

Net interest income + Net fee income

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix
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Appendix

inter&co

Non-IFRS measures and KPIs

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign exchange x 4}}{\begin{array}{c}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of}\\ \text{provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses +}\\ \text{Derivative financial assets + Loans and advances to customers, net of provisions for, expected credit losses)}\\ \text{– Interbank deposits + Credit card transactor portfolio}\end{array}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income and income from securities, derivatives and foreign exchange x 4}}{\begin{array}{c}\text{Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from financial institutions, net of}\\ \text{provisions for expected credit losses + Deposits at Central Bank of Brazil + Securities, net of provisions for expected losses +}\\ \text{Derivative financial assets + Loans and advances to customers, net of provisions for, expected credit losses)}\\ \text{– Interbank deposits}\end{array}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL formation:

$$\frac{\begin{array}{c}\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe}\\ \text{previous quarter + Write – off change in the current quarter}\end{array}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income + Net result from services and comissions + Other revenue – Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{\text{(Profit / (loss) for the quarter)} \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Strategic Update | Quarter Highlights | Unit Economics | Loan Portfolio | Asset Quality | Funding Capabilities | Financial Performance | Capital Ratio | Business Verticals | Appendix

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Appendix Non-IFRS measures and KPIs Risk-adjusted efficiency ratio: Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense − Impairment losses on Minancial assets Risk-adjusted NIM 1.0 Net interest income and income from securities, derivatives and foreign exchange − Impairment losses on Minancial assets x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for, expected credit losses) – Interbank deposits + Credit card transactor portfolio Risk-Adjusted NIM 2.0: Net interest income and income from securities, derivatives and foreign exchange − Impairment losses on Minancial assets x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for, expected credit losses) – Interbank deposits SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Securities: Income from securities and derivatives – Income from derivatives Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue 26Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update

Appendix Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost-to-serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, cost-to-serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+Pix TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 27Quarter Highlights Appendix Unit Economics Loan Portfolio Asset Quality Funding Capabilities Financial Performance Capital Ratio Business Verticals Strategic Update

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: May 12, 2025